Contact

www.linkedin.com/in/anastasiya-konopitskaya-ra-ncarb-well-ap-389b3112 (LinkedIn)
spaceofarchitecture.com (Company)

Top Skills

Revit

AutoCAD

Rhino 3D

Anastasiya Konopitskaya, RA, NCARB, WELL AP

Architect and Entrepreneur

United States

Summary

Anastasiya Konopitskaya, RA NCARB, is a PA architect with NY, LA and PA experience working on a wide range or projects. Over the last 12 years in the industry, Anastasiya has worked with well-known architects and designers, such as Voorsanger, Karim Rashid and the architects of the Grand Central in New York; her notable clients include fashion designers and a Jim Henson family in New York, a Hollywood celebrity and several renowned musicians in LA.

Anastasiya is a graduate of a prestigious Pratt Institute in Brooklyn, NY, and is a member of a National Council of Architectural Registration Board.

Experience

Coexist Build

Co-founder / Partner

August 2018 - Present (5 years 8 months)

National

Multidisciplinary company with the focus on architecture and building materials and main interest in hemp as a renewable material. Currently in research and development phase, the goal of the company is to revolutionize the way we build and live by creating healthy, beautiful and stimulating environments.

Rivers and Christian

Project Manager

January 2016 - August 2018 (2 years 8 months)

Greater Los Angeles Area

Responsible for $10 mln upgrade to Terminal 4, American Airlines.
Responsibilities included:

Airport terminal planning, interior design, construction drawings, construction administration, structural / MEP / architectural drawings and consultants

coordination, site visits, field reports, change orders, submittals, shop drawings review, meetings, contract documents, DOB filing and construction drawing sets, zoning analysis, building code research

Notable projects:

- Tom Bradley International Terminal (TBIT) at LAX
- American Airlines, Terminal 4 at LAX

WASA Studio
Project Architect / Project Manager
April 2014 - August 2015 (1 year 5 months)
New York, NY

Responsibilities:
Construction administration, structural / MEP / architectural drawings and consultants coordination, site visits, field reports, change orders, submittals, punch lists, shop drawings, meetings, contract documents, DOB filing sets, CD sets, drawings bulletins, zoning analysis, building code research

St. Patrick's Hall / The Rectory, Waterbury, CT – Project Manager
Total rehabilitation and adaptive reuse of a historic 40,000 sq.ft. building for University of Conn.
The Jim Henson Exhibit, Museum Of The Moving Image, Astoria, NY – Project Manager
Design and construction of a permanent gallery and offices
SCO Family of Services, Brooklyn, NY – Project Architect / Project Manager
Total rehabilitation and adaptive reuse of a 3-story warehouse for non-profit use
HAP5, New York, NY – Project Architect / Project Manager
New construction 8-story residential building, in collaboration with Karim Rashid team
Georgian Court University, Lakewood, NJ – Project Architect
Renovation and ADA adaptability of 3 buildings on campus

AB Architekten
Project Architect
November 2013 - April 2014 (6 months)
TriBeCa, New York City

Responsibilities:

Construction administration, consultant coordination, site visits, field reports, change orders, submittals, punch lists, shop drawings, meetings, contract documents, DOB filing drawing sets, CD sets, presentation drawings, building code research

Bedford Ave Development, Brooklyn, NY
New construction 8-story residential building
Troutman Galleries, Bushwick, Brooklyn, NY
Total rehabilitation and adaptive reuse of a warehouse for gallery use

Section F Design / Studio JS2 Architect
Junior Architect
May 2012 - October 2013 (1 year 6 months)
Lower East Side / Midtown, NYC

Responsibilities:
Construction administration, consultants / vendors / architects and client coordination, structural / MEP / architectural drawings coordination, vendor contracts review of over $1M in cost, existing conditions survey, shop drawings, contract documents, DOB filing sets, CD sets, presentation materials and concept renderings, code research

52 Lispenard Condominium, Tribeca, New York, NY
Total rehabilitation and adaptive reuse of a historic cast iron warehouse, converted into a luxury
residential high-rise

Voorsanger Architects
Designer
January 2011 - April 2012 (1 year 4 months)
New York

Responsibilities:
Consultants and modelmakers coordination, conceptual design and design development, physical modeling, 3D modeling / rendering, schematic design drawings, presentation materials

National World War II Museum, New Orleans, LA
National World War II Museum Competition, Gdansk, Poland

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Education

Pratt Institute

BARCH, Architecture · (2007 - 2011)

Pratt Institute

Bachelor of Architecture (BArch)